

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of March 31, 2023

The principal balances and results accumulated for the period ending March 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,586,609
Loans and accounts receivables from customers and banks, net	37,859,673
Loans and accounts receivables from customers at fair value, net	206,773
Financial instruments	11,232,930
Financial derivative contracts	11,851,134
Other asset ítems	5,768,649
Total assets	**69,505,768**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,806,513
Time deposits and other time liabilities	14,265,830
Issued debt and regulatory capital instruments	9,705,280
Financial derivative contracts	14,192,173
Other liabilities ítems	13,501,681
Total equity	4,034,291
Total liabilities and Equity	**69,505,768**

Equity attributable to:	
Equity holders of the Bank	3,920,676
Non-controlling interest	113,615

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	276,881
Net fee and commission income	129,935
Result from financial operations	77,371
Total operating income	**484,187**
Provision for loan losses	(114,249)
Support expenses	(210,559)
Other results	(1,754)
Income before tax	**157,625**
Income tax expense	(17,838)
Net income for the period	**139,787**

Attributable to:	
Equity holders of the Bank	135,681
Non-controlling interest	4,106

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Marzo de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de marzo de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.586.609
Créditos y cuentas por cobrar a clientes y bancos	37.859.673
Créditos y cuentas por cobrar a clientes a valor razonable	206.773
Instrumentos financieros	11.232.930
Contratos de derivados financieros	11.851.134
Otros rubros del activo	5.768.649
Total Activos	**69.505.768**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.806.513
Depósitos y otras captaciones a plazo	14.265.830
Instrumentos de deuda y capital regulatorio emitidos	9.705.280
Contratos de derivados financieros	14.192.173
Otros rubros del pasivo	13.501.681
Total patrimonio	4.034.291
Total Pasivos y Patrimonio	**69.505.768**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.920.676
Interés no controlador	113.615

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	276.881
Ingresos neto de comisiones	129.935
Resultado de operaciones financieras	77.371
Total ingresos operacionales	**484.187**
Gasto de pérdidas crediticias	(114.249)
Gastos de apoyo	(210.559)
Otros resultados	(1.754)
Resultado antes de impuesto	**157.625**
Impuesto a la renta	(17.838)
Utilidad consolidada del periodo	**139.787**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	135.681
Interés no controlador	4.106

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.